                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                    Under the Securities Exchange Act of 1934


                                 AutoZone, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
        ----------------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 17, 1999
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------

CUSIP No.  053332-10-2
-----------------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ESL Partners, L.P., a Delaware limited partnership
                22-2875193
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                         [ ]

                N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                        10,775,083
                               -------------------------------------------------
             NUMBER OF         8      SHARED VOTING POWER
              SHARES
           BENEFICIALLY                 0
             OWNED BY          -------------------------------------------------
               EACH            9      SOLE DISPOSITIVE POWER
            REPORTING
              PERSON                    10,775,083
               WITH            -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
             11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                        21,761,400
--------------------------------------------------------------------------------
             12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                      [ ]

                        N/A
--------------------------------------------------------------------------------
             13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.62%(1)
--------------------------------------------------------------------------------
             14       TYPE OF REPORTING PERSON

                        PN
--------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

--------------------------------------

CUSIP No.  053332-10-2
--------------------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]


--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                         [ ]

                N/A
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                Bermuda
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                        2,645,021

        NUMBER OF              -------------------------------------------------
        SHARES                 8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                         0
         EACH                  -------------------------------------------------
       REPORTING               9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                           2,645,021
                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
             11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                        21,761,400
--------------------------------------------------------------------------------
             12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
                      CERTAIN SHARES       [ ]

                        N/A
--------------------------------------------------------------------------------
             13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.62%(1)
--------------------------------------------------------------------------------
             14       TYPE OF REPORTING PERSON

                        CO
--------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

--------------------------------------

CUSIP No.  053332-10-2
--------------------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ESL Institutional Partners, L.P., a Delaware limited partnership 06-1456821
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                N/A
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                        348,528

        NUMBER OF              -------------------------------------------------
        SHARES                 8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                         0
         EACH                  -------------------------------------------------
       REPORTING               9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                           348,528
                               -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
             11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                        21,761,400
--------------------------------------------------------------------------------
             12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES       [ ]

                        N/A
--------------------------------------------------------------------------------
             13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.62%(1)
--------------------------------------------------------------------------------
             14       TYPE OF REPORTING PERSON

                        PN
--------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

--------------------------------------

CUSIP No.  053332-10-2
--------------------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Acres Partners, L.P., a Delaware limited partnership
                06-1458694
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                N/A
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                        6,867,928

                               -------------------------------------------------
        NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                       0
       OWNED BY                -------------------------------------------------
         EACH                  9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                          6,867,928
         WITH                  -------------------------------------------------
                               10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
             11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                      REPORTING PERSON

                        21,761,400
--------------------------------------------------------------------------------
             12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES       [ ]

                        N/A
--------------------------------------------------------------------------------
             13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.62%(1)
--------------------------------------------------------------------------------
             14       TYPE OF REPORTING PERSON

                        PN
--------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

--------------------------------------

CUSIP No.  053332-10-2
--------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Marion Partners, L.P., a Delaware limited partnership
               06-1527654
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]

               N/A
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                        1,124,840

                               -------------------------------------------------
        NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                       0
       OWNED BY                -------------------------------------------------
         EACH                  9      SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                          1,124,840
         WITH                  -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
             11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                        21,761,400
--------------------------------------------------------------------------------
             12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES       [ ]

                        N/A
--------------------------------------------------------------------------------
             13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.62%(1)
--------------------------------------------------------------------------------
             14       TYPE OF REPORTING PERSON

                        PN
--------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

     This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Amendment No. 3 to Schedule 13D filed by ESL Partners, L.P. ("ESL"), ESL Limited ("Limited"), ESL Institutional Partners, L.P. ("Institutional"), Acres Partners, L.P. ("Acres"), and Marion Partners, L.P. ("Marion") (collectively, the "Filing Persons") by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended in its entirety as follows:

     The total amount of funds required by ESL for the purchase of 70,680 Shares was approximately $1,691,433 and was obtained from working capital. The total amount of funds required by Limited for the purchase of 36,993 Shares was approximately $882,683 and was obtained from working capital. The total amount of funds required by Institutional for the purchase of 2,727 Shares was approximately $65,209 and was obtained from working capital.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended in its entirety as follows:

     In August 1999, ESL, Limited, Acres, and Marion (the "Purchasers") notified the Issuer and federal antitrust authorities that they each had a present good faith intention to acquire more than 15% of the Shares and might, depending on market conditions, acquire more of such Shares. These notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Act"), designated the 15% acquisition threshold. The federal antitrust authorities granted early termination of the applicable waiting period under the Act, which has the effect of permitting each of the Purchasers to acquire up to 24.9% of the outstanding Shares without further notification under the Act.

     The Filing Persons have held discussions from time to time with the Issuer's management and certain of its directors regarding the Issuer's recent operating performance and means of enhancing shareholder value over time. Following such discussions, at a Board of Directors meeting of the Issuer held on September 17, 1999, the Board of Directors voted to expand the Board from nine members to ten and nominated Edward S. Lampert for election to the Board of Directors. Through Mr. Lampert's representation on the Board, the Filing Persons anticipate that they will continue to have discussions and other communications with the Issuer's management and members of its Board of Directors in the future regarding the foregoing and other matters.

     Any alternatives that the Filing Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions. Depending upon the foregoing factors, the Filing Persons may also acquire additional shares, or sell all or part of their Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

     Although the foregoing reflects activities presently contemplated by the Filing Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that any of the Filing Persons will take any of the actions set forth above. Except as set forth above, the Filing Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety as follows:

     (a) Pursuant to that certain Joint Filing Agreement, entered into by and among the Filing Persons, dated as of July 21, 1999 (previously filed as Exhibit 1 to the Amendment No. 2 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on July 21, 1999, and incorporated herein by reference), each of ESL, Limited, Institutional, Acres and Marion may be deemed to beneficially own 21,761,400 Shares (which is approximately 14.62% of the Shares outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999).


        (b)
                                        Sole              Shared             Sole              Shared
                                        Voting            Voting          Dispositive        Dispositive
                                        Power             Power              Power             Power
                                     ----------          --------         -----------        -----------
ESL Partners, L.P.                   10,775,083              0             10,775,083              0
ESL Limited                           2,645,021              0              2,645,021              0
ESL Institutional Partners, L.P.        348,528              0                348,528              0
Acres Partners, L.P.                  6,867,928              0              6,867,928              0
Marion Partners, L.P.                 1,124,840              0              1,124,840              0



     (c) Since the most recent filing on Schedule 13D, the only transactions in the Shares by ESL were the purchase of (i) 14,924 Shares on August 31, 1999 for a purchase price per share of $23.78, (ii) 14,016 Shares on September 1, 1999 for a purchase price per share of $23.79, and (iii) 41,740 Shares on September 3, 1999 for a purchase price per share of $24.04. Since the most recent filing on Schedule 13D, the only transactions in the Shares by Limited were the purchase of (i) 18,667 Shares on August 31, 1999 for a purchase price per share of $23.78, (ii) 6,482 Shares on September 1, 1999 for a purchase price per share of $23.79, and (iii) 11,844 Shares on September 3, 1999 for a purchase price per share of $24.04. Since the most recent filing on Schedule 13D, the only transactions in the Shares by Institutional were the purchase of (i) 809 Shares on August 31, 1999 for a purchase price per share of $23.78, (ii) 502 Shares on September 1, 1999 for a purchase price per share of $23.79, and (iii) 1,416 Shares on September 3, 1999 for a purchase price per share of $24.04. Since the most recent filing on Schedule 13D, there were no transactions in the Shares by Acres or Marion.

                                                                       SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Date: September 20, 1999



                             ESL PARTNERS, L.P.

                             By:    RBS Partners, L.P., its general partner
                             By:    ESL Investments, Inc., its general partner

                                    By:        /s/ EDWARD S. LAMPERT
                                          -------------------------------------
                                               Edward S. Lampert
                                               Chief Executive Officer

                             ESL LIMITED

                             By:    ESL Investment Management, LLC,
                                    its investment manager

                                    By:        /s/ EDWARD S. LAMPERT
                                          -------------------------------------
                                               Edward S. Lampert
                                               Managing Member

                             ESL INSTITUTIONAL PARTNERS, L.P.

                             By:    RBS Investment Management, LLC,
                                    its general partner

                                    By:        /s/ EDWARD S. LAMPERT
                                          -------------------------------------
                                               Edward S. Lampert
                                               Managing Member

                             ACRES PARTNERS, L.P.

                             By:    ESL Investments, Inc., its general partner

                                    By:        /s/ EDWARD S. LAMPERT
                                          -------------------------------------
                                               Edward S. Lampert
                                               Chief Executive Officer

                             MARION PARTNERS, L.P.

                             By:    ESL Investments, Inc., its general partner

                                    By:        /s/ EDWARD S. LAMPERT
                                          -------------------------------------
                                               Edward S. Lampert
                                               Chief Executive Officer